

Mail Stop 3561

March 30, 2007

By Facsimile and U.S. Mail

Robert B. Catell
Chairman and Chief Executive Officer
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

   Re: **KeySpan Corporation**
      Form 10-K for the year ended December 31, 2006
      Filed February 22, 2007
      File No. 1-14161

Dear Mr. Catell:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Business Segments, page 125

Mr. Robert Catell
KeySpan Corporation
Page 2

1. Please tell us in more detail how you determined that you have only one reportable gas and one electric services segments. We note that on page 105 you disclose that only four of your six regulated gas utilities (KEDNY, KEDLI, Boston Gas Company and EnergyNorth Natural Gas, Inc.) and your Long Island based electric generation subsidiaries are subject to the provisions of SFAS no. 71. Please supplement your response by providing us with examples of current internal reports that management uses to assess the performance of your business such as internal financial statements. In this regard, please explain to us in detail your operating segments and provide to us three years of revenue information for each operating segment you have identified. Also, provide three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

Note 8. Hedging, Derivative Financial Instruments and Fair Values, page 156

2. Please describe for us and enhance future disclosure to clearly articulate the nature and purpose of the fixed for float unforced capacity financial swap with Morgan Stanley Capital Group Inc. Please be detailed in your response. Furthermore, it is unclear to us why you disclosed in Note 8 that the recognized fair value associated with this instrument is immaterial to the consolidated financial statements at December 31, 2006. In this regard you disclose on page 58 the results of your Electric Services Segment. Based on the table you present it appears that the fixed for floating swap impacted operating income by approximately 16% for the year ended December 31, 2006. See paragraph 44 of SFAS no. 133. Also, please enhance future Item 7A disclosures to provide a sensitivity analysis with respect to this derivative instrument. See Item 305 of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant